COMIDA

CAFE AND WORLD KITCHEN

- BY LOS JEFES -

At Comida by Los Jefes our Latin-Afro-Caribbean inspired menu is food for your soul that's packed with flavor and made with love.



Problem worth solving

Fast-casual, take-out and delivery options have become a staple for restaurant survival. Most of the options are limited to pizza, burger and sandwich options. In a sea of same old offerings Comida will be an oasis of flavorful, ethnic cuisine.

Our solution

We will be the go-to destination for uniquely crafted, Latin-Afro-Caribbean-Soul fare. Our fast-casual bistro style cuisine delivered or picked-up safely will eliminate the boredom of the food scene and raise the bar for flavor and service.



Target market



105K
Prospects

- Parents Age 35-50
- Young Families
- Area Work Force
- YA 18-25
- 55+

Market size $485M

Competitive landscape

Competitors	**How our solution is better**
El Mariachi	Different Offerings.
JoJo Takeout	Different Offerings. Longer Hours of Ops
Colonial Donut	Different Offering. Longer hours.

Funding needed $50K

Funds will be used for operating and cash flow.



Sales channels

Sales are direct to consumer by either online channels, apps or through the restaurant's store front.

Marketing activities

With a following of 5000 unique individuals through social media, online marketing will be paramount. Voice on demand will also be a major player through home linked portals such as Echo and Alexa. Print marketing will complete our strategy.



Financial Projections



$500K
$650K
$850K
2021
2022
2023
Revenue
$476K
$521K
$544K
2021
2022
2023
Expenses & Costs
$24K
$129K
$306K
2021
2022
2023
Profit



Team and Key Roles



Nikki Irving-Miralrio

Chef/Sales/Marketing



Eduardo Miralrio-Arellano

Executive Chef